VLISO Inc.

chow

ANNUAL REPORT

2035 Sunset Lake Road

Newark, DE 19702

0

http://chow420.com

This Annual Report is dated May 14, 2021.

BUSINESS

Chow is the one-stop shop for everything CBD. We are fine tuning the billion dollar Cbd/Hemp industry to provide an intimate experience for quality products and brands to meet customers seamlessly through automated dispensaries and online marketplace.

CBD is a fairly new industry with relatively narrow regulatory oversight and because of this, there are lots of low-grade products in the market. Customers care about what they take-in and only want vetted products they can trust. With Chow, customers have a go-to place to get all the cbd products they can trust in-person (at a Chow420 dispensary) or by the click of a button (online marketplace) for delivery. Due to the farm bill passed in December of 2018 CBD/hemp, the industry projected to reach $20 billion by 2022 - Yahoo Finance (https://finance.yahoo.com/news/why-farm-bill-could-2019-183841407.html).

Previous Offerings

Between 2020 and 2019, we sold 1,698,412 in exchange for $0.63 per share under Regulation

Crowdfunding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $44.00

Number of Securities Sold: 4,400,000

Use of proceeds: Founders shares at incorporation - David Obasiolu

Date: July 31, 2017

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $36.00

Number of Securities Sold: 3,600,000

Use of proceeds: Founders shares at incorporation - Zachary Obasiolu

Date: July 31, 2017

Offering exemption relied upon: Section 4(a)(2)

Name: Founder Debt

Type of security sold: Debt

Final amount sold: $30,128.00

Offering exemption relied upon: Other

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

The COVID-19 pandemic changed the world that we know, especially in the area of retail. Going into 2020, we were bullish on launching machines and growing as fast as possible. However, we had to take a couple of steps back to analyze the market and focus on research and development. We decided to take the whole of 2020 to develop and create a platform we believe will house the market in years to come. We channeled most of our efforts in 2020 to build an amazon-caliber marketplace that the industry has not seen before.
In 2021, we plan to re-introduce our physical operations in the form of automated stores as opposed to automated dispensaries (we still plan on having a few automated dispensaries) and our main focus in 2021 is to onboard most of the market to our blockchain-powered marketplace.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $634,030.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The company's founder and CEO, David Obasiolu made an advance/loan in the amount of $30,000 to the company at inception to fund the company's operations. No agreement was put in place for the loan and no terms were set. Imputed interest was deemed immaterial and was not recorded. The company is not expected to pay back the loan until it generates enough income to run its day-to-day operations. The entire loan has been classified as current as it can be called back at any time.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Obasiolu

David Obasiolu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member, CEO

Dates of Service: July 01, 2019 - Present

Responsibilities: Acting CEO and CTO, responsible for short and long term strategy, as well as technology innovations. Creating and implementing the company's vision and mission. Assessing risks to the company and ensuring they are monitored and minimized. Setting strategic goals and making sure they are measurable and describable. David does not currently take salary compensation for this role. Compensation: Unpaid CEO, Salary set to start in Fall 2021

Other business experience in the past three years:

Employer: Independent Software and Info-Security Consultant

Title: Software Engineer and Security Consultant

Dates of Service: March 16, 2016 - September 01, 2019

Responsibilities: Builds and automates security systems and processes for industry leaders in power, finance and healthcare

Name: Zachary Obasiolu

Zachary Obasiolu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member, Media

Dates of Service: July 01, 2018 - Present

Responsibilities: responsible for facilitating growth, sales, and revenue generation through intuitive and engaging videos such as our "90 seconds of CBD" series on Youtube. Compensation: Unpaid Board Member, Salary set to start Fall 2021

Other business experience in the past three years:

Employer: Obasiolu dev

Title: CEO

Dates of Service: January 20, 2016 - August 01, 2019

Responsibilities: Overall Strategy, growth and marketing

Name: Mariam Bekele

Mariam Bekele's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Marketing

Dates of Service: July 01, 2020 - Present

Responsibilities: Responsible for providing guidance to our marketing department by evaluating and developing marketing strategies, planning and coordinating marketing efforts, communicating the marketing plans to those involved, and building awareness and positioning for the company. Compensation: 2,000 shares and $100/hour

Other business experience in the past three years:

Employer: Ghost Note Agency

Title: Creative Strategist

Dates of Service: June 01, 2018 - August 31, 2019

Responsibilities: Conducted brand audits and leveraged analytics to uncover and pitch data-driven marketing recommendations to current and prospective clients.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: David Obasiolu

Amount and nature of Beneficial ownership: 7,698,000

Percent of class: 79.37

Title of class: Common Stock

Stockholder Name: Zachary Obasiolu

Amount and nature of Beneficial ownership: 300,000

Percent of class: 3.09

RELATED PARTY TRANSACTIONS

The company's founder and CEO, David Obasiolu made an advance/loan in the amount of $30,000 to the company's at inception to fund the company's operations. No agreement was put in place for the loan and no terms were set. The company is not expected to pay back the loan until it generates enough income to run its day to day operations

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.63 per share. As of December 31, 2020, 9,698,412 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 14, 2021.

VLISO Inc.

By   /s/ *David Obasiolu*

      Name: David Obasiolu

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

VLISO INC. DBA CHOW420

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Vliso Inc. DBA Chow420
Newark, Delaware

Opinion

We have audited the financial statements of Vliso Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Vliso Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Vliso Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Vliso Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Vliso Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Vliso Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 21, 2021
Los Angeles, California

VLISO INC. DBA CHOW420
BALANCE SHEET

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash, cash equivalents & restricted cash	$	634,030	$	400
Inventory	$	22,932	$	2,150
Total current assets		**656,962**		**2,550**
Property and equipment, net		1,641		-
Total assets	$	**658,603**	$	**2,550**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Shareholder loan		30,000		30,000
Total current liabilities		**30,000**		**30,000**
Total liabilities		**30,000**		**30,000**
STOCKHOLDERS' EQUITY				
Common Stock		80		80
Equity Crowdfunding - Common Stock		17		-
Equity Issuance costs		(50,327)		-
Additional Paid in Capital		899,396		7,579
Retained earnings/(Accumulated Deficit)		(220,563)		(35,109)
Total stockholders' equity		**628,603**		**(27,450)**
Total liabilities and stockholders' equity	$	**658,603**	$	**2,550**

See accompanying notes to financial statements.

VLISO INC. DBA CHOW420
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 5,028	$ 16,443
Cost of goods sold	164	-
Gross profit	4,864	16,443
Operating expenses		
General and administrative	101,254	15,224
Sales and marketing	37,666	1,434
Research and development	51,398	-
Total operating expenses	190,319	16,657
Operating income/(loss)	(185,455)	(215)
Income/(Loss) before provision for income taxes	(185,455)	(215)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (185,455)	$ (215)

See accompanying notes to financial statements.

VLISO INC. DBA CHOW420
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2020 and 2019

(in thousands, $US)	Common Stock		Equity Crowdfunding - Common Stock		Equity issuance costs	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2018	8,000,000 $	80	- $	-	$ -	$ 7,579	$ (34,894)	(27,235)
Net income/(loss)	-	-	-	-	-	-	(215)	(215)
Balance—December 31, 2019	8,000,000 $	80	- $	-	$ -	$ 7,579	$ (35,109)	(27,450)
Capital raised on Crowdfunding	-	-	1,698,412	17	(50,327)	891,817	-	841,507
Net income/(loss)	-	-	-	-	-	-	(185,455)	(185,455)
Balance—December 31, 2020	8,000,000 $	80	1,698,412 $	17	$ (50,327)	$ 899,396	$ (220,563)	628,603

See accompanying notes to financial statements.

VLISO INC. DBA CHOW420
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$(185,455)	$ (215)
Depreciation	410	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Inventories	(20,782)	(2,150)
Net cash provided/(used) by operating activities	**(205,826)**	**(2,365)**
CASH FLOW FROM INVESTING ACTIVITIES		
Fixed asset purchase	**(2,051)**	**-**
Net cash provided/(used) by investing activities	**(2,051)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Contribution	-	-
Proceeds from Capital raised on Crowdfunding	841,507	-
Net cash provided/(used) by financing activities	**841,507**	**-**
Change in cash	633,630	(2,365)
Cash, cash equivalents, and restricted cash—beginning of year	400	2,765
Cash, cash equivalents, and restricted cash—end of year	**$ 634,030**	**$ 400**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Vliso Inc., dba Chow420 was formed on July 17, 2017 ("Inception") in the State of Delaware. The financial statements of Vliso Inc., dba Chow420 (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newark, Delaware.

Chow is the one-stop shop for everything CBD. We are fine tuning the billion dollar Cbd/Hemp industry to provide an intimate experience for quality products and brands to meet customers seamlessly through automated dispensaries and e-commerce. As a fairly new industry with relatively narrow regulatory oversight there are lots of low-grade products in the market. Customers care about what they take-in and only want vetted products they can trust. With Chow, customers have a go-to place to get all the cbd products they can trust in-person (at the Pod) or by the click of a button (on Mobile) for delivery.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $384,030 and $0, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Office Furniture and Equipment	5

Income Taxes

Vliso Inc. DBA. Chow420 is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of CBD products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $37,666 and $1,434, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Equity Issuance Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The equity issuance costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 21, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Finished goods	$ 22,932	$ 2,150
Total Inventories	**$ 22,932**	**$ 2,150**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with $0.00001 par value. As of December 31, 2020, and 2019, the company has currently issued 8,000,000 shares of our common stock for a value of $80.

During 2020 the Company has issued 1,698,412 shares as part of crowdfunding raise. The Company raised $891,834, and paid $50,327 in equity issuance costs, bringing the net raise to $841,507. As of December 31, 2020, 1,698,412 shares of equity crowdfunding common stock have been issued and are outstanding.

5. DEBT

Shareholder Loan

The company's founder and CEO, David Obasiolu made an advance/loan in the amount of $30,000 to the company's at inception to fund the company's operations. No agreement was put in place for the loan and no terms were set. Imputed interest was deemed immaterial and was not recorded. The company is not expected to pay back the loan until it generates enough income to run its day to day operations. The entire loan has been classified as current as it can be called back at any time.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (54,378)	$ 3,464
Valuation Allowance	54,378	(3,464)
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (66,146)	$ (66,146)
Valuation Allowance	66,146	66,146
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $46,770, and the Company had state net operating loss ("NOL") carryforwards of approximately $19,376. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

The company's founder and CEO, David Obasiolu made an advance/loan in the amount of $30,000 to the company's at inception to fund the company's operations. No agreement was put in place for the loan and no terms were set. The company is not expected to pay back the loan until it generates enough income to run its day to day operations.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On January 17, 2019, the company entered a month to month lease agreement with Columbis Turnstyle LLC, in the the amount of $1,200. Rent expense was in the amount of $ 9,360 and $ 7,200 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 21, 2021 the date the financial statements were available to be issued.

The Company is in the process of amending its articles of incorporation to increase the authorized capital stock of the Corporation from 10,000,000 shares to 50,000,000.

There have been no events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, David Obasiolu, Principal Executive Officer of VLISO Inc., hereby certify that the financial statements of VLISO Inc. included in this Report are true and complete in all material respects.

David Obasiolu

Principal Executive Officer